U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549



                           FORM 10-SB

                         Amendment No. 3

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934



               TRANSFORM PACK INTERNATIONAL, INC.
         (Name of Small Business Issuer in its charter)



           Minnesota                        41-1886254
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)



                           PO Box 1354
                         310 Baig Blvd.
                   Moncton, NB, Canada E1C 8T6
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (506) 854-9211



Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.004
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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I

1.Description of Business                                       3

2.Management's  Discussion and Analysis  or  Plan  of          11
  Operations

3.Description of Properties                                    13

4.Security  Ownership  of Certain  Beneficial  Owners  and     13
  Management

5.Directors,  Executive Officers,  Promoters  and  Control     15
  Persons

6.Executive Compensation                                       16

7.Certain Relationships and Related Transactions               17

8.Description of Securities                                    18

Part II

1.Market Price of and Dividends on the Registrant's            19
  Common Equity and Related Stockholder Matters

2.Legal Proceedings                                            19

3.Changes in and Disagreements with Accountants                19

4.Recent Sales of Unregistered Securities                      20

5.Indemnification of Directors and Officers                    21

Part F/S  Financial Statements                                 24

Part III

1.Index to Exhibits                                            25

2.Description of Exhibits                                      25

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                ITEM 1.  DESCRIPTION OF BUSINESS

Our Company

     Transform Pack International, Inc., is a development stage company that has developed a cold dissolvable calibrating matrix that makes it possible to apply seasoning and curing formulas onto roll-stock plastic food packaging materials that are cut into sheets for the final application to the food product. For the three-month period ended August 31, 2000, we had a net loss of CDN $214,206, and for the years ended May 31, 2000 and 1999 we recognized a net loss of CDN $462,207 and CDN $478,109, respectively. At August 31, 2000, Transform Pack had a working capital deficit of CDN $418,224, as compared to a working capital deficit of CDN $213,749 at May 31, 2000. Our subsidiary, Transform Pack, Inc., is now in default on the payment of CDN $60,000 under a preferred stock redemption obligation. We are attempting to reduce our operating losses by implementing marketing strategies designed to introduce our seasoning sheet product to potential customers in North America and Europe, which we believe will ultimately be successful. However, these marketing strategies have not yet generated sales in amounts to cover our operating expenses. Total expenses as a percentage of revenue for the three months ended August 31, 2000 was 1,442%, and was 141% for the year ended May 31, 2000. We generated negative cash flow from operations of CDN $167,748 for the three months ended August 31, 2000, and CDN $471,921 for the year ended May 31, 2000. Transform Pack is seeking additional debt or equity financing to fund its operations, but has not identified any sources for such financing and has no arrangements for additional financing at this time. We estimate that we will need approximately CDN$750,000 to finance operations to the point where internally generated revenue will be sufficient to meet our operating and working capital needs. The foregoing factors led our independent auditors to express substantial doubt about the ability of Transform Pack to continue as a going concern.

     Transform Pack seasoning sheets are used primarily for meat, fish and poultry products. The matrix applied to the seasoning sheets uses the natural juices of the food product to dissolve the matrix and transfer the seasoning or curing agent to the product. Transform Pack produces seasoning sheets for boil in the bag and roast in the bag applications, and to flavor food products, glaze meat, cure fish, marinade food products, and age beef. We also have a smoke-curing sheet that create a smoke flavored food product.

    A review by the United States Food & Drug Administration shows the pH (which is a measure of acidity) level of products treated with our seasoning sheets and water soluable salts found in our matrix closely conform to the specifications accepted by the National Advisory Committee for Microbiological Criteria for Foods recommendations for aerobically packed fish products to protect against germination of botulism bacteria. A test conducted by an independent testing firm, Research Productivity Council, Fredericton New Brunswick, showed that the rate of growth of bacteria on beef, chicken and fish treated with our seasoning sheets was less than on untreated meats, which extends the shelf-life of the product. Our smoke-curing sheet uses liquid smoke to flavor the food product, so it eliminates harmful carcinogens that result when natural smoke is used to flavor the product. The matrix does not contain any known carcinogens or allergens. Another test conducted by The Food Chain Ltd. shows a reduction in water loss from chicken treated with our seasoning sheets. We believe reducing water loss improves the flavor quality of meat products. As a result of these characteristics, we believe our seasoning sheets improve product safety, quality, and shelf life.

    Our production machinery is able to apply from 50 to 450 milligrams of seasoning or curing agent per square inch of seasoning sheet. When the sheets are applied to a food product, the matrix dissolves in a cold or refrigerated climate transferring the seasoning or curing agent to the product up to

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one millimeter deep assuring that the agent will stay with the product during freezing, thawing, and cooking processes. These elements of our product manufacturing and application result in a high level of consistency and efficiency in the production and use of our seasoning sheets.

     We spent several years developing our product and began marketing efforts in 1995. In the past year we have moved from relying on others to market our product to developing our own marketing capability. We believe this change is beginning to show results, as revenue increased from CDN $226,599 for the year ended May 31, 1999, to CDN $327,643 for the year ended May 31, 2000. Although our revenue has increased, we continue to recognize losses from operations and we expect that will continue until we achieve market acceptance of our product and a much higher sales volume.

     For the fiscal years ended May 31, 2000 and 1999, our net losses were CDN $462,207 and CDN $478,109, respectively. As of May 31, 2000, we had a working capital deficit of CDN $213,749 and a stockholders' deficit of CDN $787,422. Our business is still in the development stage, in that we are refining and implementing product manufacturing and marketing programs, and we have not achieved profitable operations. Whether Transform Pack will ultimately be successful in implementing its business plan is a significant risk.

The Meat Seasoning Industry

     In the past several years, consumer demand for spicy or more flavorful foods had grown substantially. The American Spice Trade Association, 1998 Report, shows that US spice consumption increased from 750 million pounds in 1990 to 970 million pounds in 1998, an increase of 29%. We believe this increase in spice consumption is a direct result of consumer demand for greater variety in their food. The American palate has expanded so that now barbeque, Cajun, fajita, lemon pepper, and smoke are commonplace flavorings for food products.

     The US Department of Agriculture Report, 1995, states that the industrial food processing sector is a major user of spices in meat preparation, soups, bakery products and other food items, and the trend is toward greater use of spices prepared to meet the specifications of food processing companies. The report further states that 60% of total spice consumption is attributable to the foodservice sector as compared to 40% a decade ago, and the largest users of spices in food processing are packers of meat products. Meat processors certainly include meatpacking companies, but also include grocery stores, restaurant chains, and specialty retail outlets that produce prepared meat entrees for their customers.

Our Product

    Transform Pack manufactures seasoning sheets - a food contact approved plastic film coated with a food grade adhesive. The adhesive consists of a corn syrup, maltodextrin, cornstarch, citric acid, pectin, water and xanthan gum. Spices and other additives are applied to the adhesive. This film is placed in contact with meat, poultry or fish products. The adhesive dissolves in the presence of moisture at low temperature and the flavor from or properties of the spices or additives are transferred to the meat products. The raw materials required for our product are available from a number of sources at similar prices. We believe our product complies with applicable food safety and manufacturing requirements of Canada and the United States, and that ongoing government approvals are not required other than routine periodic safety inspection of our manufacturing facilities.

    Our unique cold-dissolvable adhesive matrix lets us calibrate seasoning and additive formulas anywhere from 50 mg to 450 mg per square inch, depending on the density of the spice mixture. This

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allows the meat processor to season meat, apply a
decorative and flavorful spice crust to the meat product, or produce a sauce-in-the-bag product.

    The spice mixture is specified by the meat processor.
Proprietary mixes with exotic and exciting flavors seem to be the trend in today's market. Our system lets the meat processor develop its own flavor, or select from one of the many flavors currently available on the market.

    The consistent and precise application quality of our seasoning sheets enables us to equip our sheets with additional functions. Adding tenderizing agents such as papain enables the meat processor to tenderize some of the tougher cuts, such as inside round and eye of round. Adding tenderizing agents also makes it possible for the meat processor to avoid dry aging to tenderize meat - a process that removes moisture from the meat product and reduces the sale price of products sold by weight. Shelf life-extending additives and other preservative products that must be added in minimum quantities can now be applied with precision and consistency. Smoke flavors and other hard-to-apply liquid concentrates can also be added as special flavor effects.

    After the meat processor decides on the spice mixture or additives, Transform Pack applies the additives uniformly to seasoning sheets with our adhesive technology. Seasoning sheets are produced in a variety of sizes depending on the meat application. The meat processor simply applies the sheet to the top and bottom or on one side of the mat product, depending on the thickness of the meat and the concentration of the spice or additive mixture. If the meat product is vacuum packed, the transfer of spice or seasoning to the meat will occur within an hour. For the marinating process to take place, a period of approximately eight hours is needed for beef and less than one hour for fish, poultry and pork.

    We believe our seasoning sheets offer significant benefits to the meat processor.

    Lower costs

     * Cost of spices and seasonings is substantially less than conventional methods, because you use only what you need for each piece of meat.
     *   Reduced labor, because there is no mixing or clean up.
     * The addition of natural tenderizers (Papain) allows increased use of cheaper cuts.

    Quick, easy and uniform preparation

     * Flavor distribution is even, so there is no seasoning variation by location or user.
     *   Our seasoning sheets are easy to use
     * Transfer of flavors and additives can occur quickly, in one hour, if the meat product is vacuum packed.
     * The adhesive dissolves completely leaving only a food grade film that is removed before shipping or cooking.
     * The food products can be shipped, frozen or stored with the seasoning sheet in place.

    Improved product safety

     * No cross contamination since sheets are discarded and not reused.
     * Seasoning sheets are gas flushed to eliminate the growth of airborne mould spores and coliforms.

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     *   Our seasoning sheets can eliminates extensive marinating,
         aging and curing processes where bacteria and other agents can grow in the product.

    Increased shelf life

     * Flavor sheets inhibit bacterial growth. In some cases, bacteria counts are actually reduced.
     * Reduced odors in vacuum pack and modified atmosphere packaging.

    Better tasting product

     *  Reduced moisture loss.
     *  Leaves the internal structure of the meat intact.
     *  Flavor profiles do not change over time.

Our Technology

    Transform Pack's method of transferring additives through seasoning sheets is the subject of patents issued in Canada, Canadian patent number 2,135,416 issued February 10, 1998, and New Zealand, New Zealand patent number 294802 issued April 20, 2000. We filed applications in the United States, Iceland, Australia, Brazil, China, Japan, and Mexico, all of which are pending and we cannot predict when any final action will be taken on these applications. We have not received notice from any of the agencies where we filed applications of any preliminary action that would indicate whether the patents will or will not be issued. We are not aware of any infringing use of our patented technology and we do not believe our patent infringes on the proprietary rights of any other person.

    The equipment we use for applying spice mixtures to seasoning sheets was developed internally by Transform Pack and we are unaware of any similar equipment being constructed or sold by any other person. During the two fiscal years ended May 31, 2000 and 1999, we spent CDN $93,959 and CDN $125,486, respectively, on developing and perfecting our proprietary equipment. Based on our experience in developing the equipment, we estimate that it would require at least one year and CDN $163,000 for another company to design similar equipment. In addition, there would be the time and expense, which we cannot estimate to develop a technology that does not conflict with our patent. We believe our proprietary equipment is unique and the time and expense required of someone else to develop equipment that performs the same function gives us a competitive advantage over anyone who would seek to develop a product that competes with us directly.

    Our success depends significantly on our ability to protect our proprietary rights to the seasoning sheet. In the event we discover an infringing use of our patents, we may be required to incur substantial cost to protect our intellectual property rights. Even if we prosecute our intellectual property claims, there is no assurance that a court will ultimately determine that our intellectual property is patentable and protected under applicable statutes.

    Patents in certain jurisdictions provide limited protections. Similar processes could be developed that do not infringe on our patents rights, but that are similar enough to compete against our product. Moreover, it is possible that an unpatented but prior existing process may exist that has never been made public and therefore is not known to the industry or us in general. Such a process could be introduced into the market without infringing on our current patents. If any such competing non-infringing processes were developed, our profit potential would be adversely impacted, which would seriously impair our viability.

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    Also, our present and future products may be found to
infringe upon the patents of others. If our products are found to infringe on the patents, or otherwise impermissibly utilize the intellectual property of others, our development, manufacture and sale of such products could be severely restricted or prohibited. We may be required to obtain licenses to utilize such patents or proprietary rights of others and acceptable terms may be unavailable. If we do not obtain such licenses, the development, manufacture or sale of products requiring such licenses could be materially adversely affected.

Marketing Our Product

    We believe there is a well-established and growing market among consumers for flavored meats that can be purchased ready to cook. The July 1997 issue of Food Product Design magazine identifies the trend toward increased spice consumption and attributes this to consumer demand for greater variety in their foods. Meat processors are pursuing this market, and are seeking effective solutions for producing flavored meat products.

    Building recognition and acceptance of our product is critical to the future success of Transform Pack. Our failure to promote and our product successfully may result in stunted growth and loss of customers. Accordingly, we intend to pursue an aggressive product marketing strategy, which includes direct selling to meat processors and public relations activities. We intend to make significant expenditures in the next year on these marketing and advertising programs, while other food product companies with much greater resources are doing the same. Since our product has not gained broad acceptance among meat processors as an alternative to traditional seasoning methods and a meaningful market for our seasoning sheets has not been established, we cannot assure you that our marketing efforts will be successful and enable us to increase our sales revenue.

    Transform Pack is focusing its direct marketing effort on meat processors, including meat packers, grocery stores, restaurant chains and specialty retail outlets. Our product was originally developed as a simple and economic method for meat processors to apply seasoning without additional processing or packaging machinery based on management's belief that there is a meaningful market for such a product. Accordingly, we position our product as an alternative to manual seasoning systems and as an improvement over manual systems due to the added benefits of ease of use, cost-effectiveness, and product quality and safety control.

    Transform Pack is also working directly with the spice manufacturers to inform them on the use and benefits of our seasoning sheets. We believe that as the seasoning sheet system grows in acceptance and use, spice manufacturers will want to offer our seasoning sheets directly to meat processors. Ultimately our goal is to effect most of our product sales to spice companies that provide to us seasoning formulations we apply to spice sheets that are resold by the spice companies under private label to meat processors and consumers. We employ a sales person to pursue these marketing initiatives. We also plan to advertise in trade journals and other industry periodicals. We have participated in market evaluations and product testing with the spice manufacturers, which has required the production of free sample product for the spice manufacturers to work with.

       Two international spice and seasoning companies, Lawry's Foods, Inc., and McCormick & Co., Inc., are test marketing our seasoning sheets with their spice formulations affixed to meat processing and food service customers. Three meat processing companies, each with large regional distribution, are testing marketing meat products seasoned with our product. Transform Pack is now working with Stop & Shop/ Ahold, a large grocery store chain based in the eastern United States, to develop a plan for introducing our seasoning sheets into its meat processing operations. We do not have any contracts with

                               7
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these parties, and
it is likely that any purchases that may occur in the future would be made under purchase orders.

    With the assistance of Plus Marketing we are pursuing a marketing opportunity with Tilia International, a manufacturer of vacuum food packaging machines for the consumer. Tilia International was listed in the October 2000 issue of Inc. magazine as number 357 on its annual list of the 500 fastest growing private companies in the United States with annual sales in excess of $80,000,000. Tilia International has examined our seasoning sheets and decided to proceed with test marketing by including our seasoning sheets under Tilia private label with other Tilia product information in 10,000 direct mail pieces sent in November 2000 to users of Tilia products. If this test is successful, an additional test with 100,000 direct mail pieces will be conducted. In addition, Tilia is now in the process of developing an infomercial scheduled for testing in December 2000 to market its vacuum packaging machines that will also feature seasoning sheets.

    We have agreed to pay to Plus Marketing Corporation for the consulting services and other marketing support of Greg Phillips, a director of Transform Pack, USD $25,000 per month over a term of four months commencing after we are able to obtain additional financing for our operations. Mr. Phillips will provide through Plus Marketing his consulting services in developing and implementing marketing programs for our product and office and clerical support for our marketing efforts originating from his office in New Jersey.

    In October 1999, Transform Pack granted to Compass Rose
Ltd., an exclusive license to distribute seasoning sheets to food processors in Western Canada. Under the license Compass Rose purchases seasoning sheets from Transform Pack at the contract price for resale. The contract price represents a discount from the suggested selling price to food processors. The license is for a term of five years, with an option to renew for two additional five-year terms. In the year ended May 31, 2000, Compass Rose Ltd., accounted for 56 percent of our sales revenue. We expect that our dependence on this single customer will dissipate through the end of our fiscal year on May 31, 2001, as our marketing effort results in new customers.

    In December 1997, Transform Pack granted to Elias Brothers Restaurant Inc., an exclusive license to manufacture and sell seasoning sheets with equipment supplied by Transform Pack in the continental United States. In exchange for this license, Elias
Brothers:

      * agreed to purchase all adhesive matrix from Transform Pack, and

      * agreed to pay a royalty to Transform Pack equal to CD$0.000875 per square inch of product sold.

    Elias Brothers accounted for approximately 59 percent of our sales during the year ended May 31, 1999, but subsequently curtailed its operations. Due to this substantial reduction in business and, as a result, sales of our products, Transform Pack notified Elias Brothers in September 2000 that we are terminating the license agreement for failure to promote and market our products as provided in the license agreement. On October 20, 2000, a chapter 11 bankruptcy case concerning Elias Brothers was filed and Elias Brothers is now in the process of liquidating its assets. The license cannot be assigned by Elias brothers to unrelated parties, and bankruptcy is an event of termination of the license agreement.

    When Transform Pack first developed its product, it entered into a Master License Agreement with Transform Pack GmbH Europe in July 1995. Under the agreement, Transform Pack granted to

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Transform Pack Europe the right to manufacture its proprietary equipment to produce seasoning sheets and to market seasoning sheets, either directly or through sublicensees, in Europe, Southeast Asia, South America, and Japan. Transform Pack further agreed to purchase at cost from Transform Pack Europe all production equipment sold by Transform Pack to other persons outside of Transform Pack Europe's territory, and pay to Transform Pack Europe 45% of the net profit from sale of such equipment. In exchange for this license, Transform Pack Europe:

      * granted to Transform Pack a 2% ownership interest in Transform Pack Europe,

      * agreed to purchase for itself and sublicensees all adhesive matrix from Transform Pack, and

      * agreed to pay a royalty to Transform Pack equal to 10% of gross revenue from seasoning sheet sales.

    The Master License Agreement with Transform Pack Europe was for an initial term of five years, which expired in July 2000. Transform Pack is now negotiating an agreement with Transform Pack Europe that will effect termination of the Master License Agreement and permit Transform Pack to purchase equipment and inventory and resell the licensed territories.

    We have registered the trademark "Transform Pack" in Canada (registration number 513,791) and the United States (registration number 2,264,190). We have also registered the trademark "Insta Chef" in Canada under registration number 513,099, but we are not currently promoting this mark in our marketing program. We are not aware of any infringing use of our trademarks and we do not believe our patent infringes on the proprietary rights of any other person.

Competition

    The largest competitor is that of substitution since no other spice application systems are available in the market place other than manual internal processes that meat processors may have in place. These processes are problematic since they depend on the operator for accuracy and repeatability of the spice application. Accordingly, we believe we can compete with traditional methods of manual application on the basis of the ease of use and uniformity offered by our seasoning sheets.

    Transform Pack also believes we can compete effectively with manual application systems for meat products on the basis of price and economic benefits of using our system. By using our seasoning sheets, the cost of spices and other additives actually used to process a meat product are reduced, since there are no wasted spices or additives in the process. The ease with which spices and additives are applied to meat products with our seasoning sheets reduces labor costs for the meat processor. Furthermore, the use of our product, particularly to tenderize meat products without aging or curing, reduces substantially the loss of moisture in the meat product, which improves flavor and increases weight of the meat products and the price a which meats products are ultimately sold to consumers.

    Transform Pack's principal competitors are the spice manufacturers who sell spices to meat processors for application through traditional manual processes. There are a substantial number of spice manufacturers that have greater financial and business resources than Transform Pack. Spice manufacturers could seek to develop technology that competes directly with our product, and there is no assurance that any patents we have on our product would prevent the spice manufacturers from doing so. However, we are not aware of any effort to develop competing technology and we are working to mitigate that possibility by establishing strategic alliances with spice manufacturers in which our

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seasoning sheets become an accepted method of applying,
and therefore selling, their spice and additive products to meat processors.

Government Regulation

    Transform Pack is subject to a host of national, state, and local regulations affecting health, sanitation and safety standards for production of food products. If we fail to comply with these standards, we could be required to recall our products, suspend operations until we are in compliance, or be penalized through fines or criminal charges. We believe our manufacturing processes comply with applicable regulations. However, differing interpretations of existing regulations or new regulations could result in Transform Pack being non-compliant and place additional operational burdens and costs on us.

Employees

    At August 31, 2000, we employed seven persons, of which two occupy executive or managerial positions, four hold manufacturing positions, and the balance hold clerical and office positions. None of our employees are represented by a labor union. We consider our relations with our employees to be good and have not experienced any interruption of operations due to labor disputes.

About Transform Pack

     We acquired Transform Pack, Inc., our operating subsidiary, in January 2000, through a reverse acquisition. Transform Pack, Inc., was formed in October 1994 under the laws of New Brunswick, Canada to develop, manufacture and distribute our current seasoning sheet product. Transform Pack, Inc., began developing the product for sale to local meat packinghouses in October 1994. It took one year to develop the calibration matrix and obtain all necessary regulatory approvals for commercial use of the product in Canada and the United States. In late 1995, two restaurant chains in the United States began to use and order substantial amounts of the seasoning sheets. The production machinery used by Transform Pack, Inc., at that time was inadequate for meeting the new demand for product. As a result, Transform Pack, Inc., suspended its marketing activities in 1996 and redesigned its production machinery. The new production machinery was operational and in place by the end of 1999, and Transform Pack, Inc., developed new marketing plans that it implemented from the first quarter of 2000 through the present.

     Transform Pack International, Inc., the parent of Transform Pack, Inc., was formed as a Minnesota corporation in February 1975, under the name of Automated Multiple Systems, Inc. It subsequently changed its name to Stylus, Inc., and was engaged in the business of developing a minicomputer word processor. This business was unsuccessful and the corporation was inactive until December 1997, when it changed its name to Cybernetics, Inc., and acquired Cybernetics Medical Systems Corporation, a privately held Minnesota corporation, in exchange for 2,000,000 shares of common stock and warrants to purchase 300,000 additional shares. Cybernetics Medical was engaged in the business of developing medical products. Delays in product development and increased competition impaired its ability to raise capital to fund product development. In March 1999, Cybernetics Medical was sold to certain stockholders for assumption of all liabilities and cancellation of the 300,000 warrants issued in the original acquisition. We were inactive until January 2000, when we acquired Transform Pack, Inc., for seven million shares of common stock and changed our name to Transform Pack International, Inc. Any references you see to "Transform Pack" in this report are references to both the parent and subsidiary companies.

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

    In February 2000 we sold 1,000,957 shares of common stock for CDN $712,715. This financing was completed following the reverse acquisition of Transform Pack, Inc. in January 2000. The investors were found by Transform Pack, Inc. in the last quarter of 1999, but the new investors were unwilling to proceed with the investment unless they could acquire shares that would have the potential for liquidity in the public market in the future. In order to obtain the financing and facilitate future financings, Transform Pack, Inc., negotiated for and effected the reverse acquisition to become a publicly held company. We do not have any additional financing arrangements pending at this time.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                           OPERATIONS

Results of Operations - Years Ended May 31, 2000 and 1999 and
Quarters ended August 31, 2000 and 1999

    For the year ended May 31, 2000, Transform Pack's revenue increased 44.6% over revenue in fiscal year 1999 from CDN $226,599 for the year ended May 31, 1999 to CDN $327,643 for the year ended May 31, 2000. Trade accounts receivable increased 610% from CDN $26,304 at May 31, 1999, to CDN $186,836 at May 31,
2000, due primarily to our largest customers' failure to stay current on its account. Payment terms on our trade accounts receivable are net 30 days and we do not accept returns of product unless it is defective. Past due receivables at May 31, 2000 and 1999 were $45,092 and $5,549, respectively, and were $151,776 at August 31, 2000. Past due receivables represent product ordered by customers seeking to introduce our product to new markets, which did not sell as quickly as they anticipated.

    Cost of sales as a percentage of revenue decreased from 48.8% in fiscal year 1999 to 40.2% in fiscal year 2000. Selling, general and administrative expenses as a percentage of revenue decreased from 176% for fiscal year 1999 to 165% for fiscal year 2000. Net loss decreased by CDN $15,902 or 3.3% from CDN $478,109 for the year ended May 31, 1999, to CDN $462,207 for the year ended May 31, 2000.

    Our net loss in prior years is a result of the following factors:

    * We could not roll out marketing programs for our seasoning sheets in fiscal years 2000 and 1999 until we completed development of our production equipment. We completed this development effort in the Fall of 1999. In the meantime, our marketing program was limited by our production capacity and we incurred research and development costs of CDN $93,959 and CDN $125,486 in fiscal years 2000 and 1999, respectively.

    * As Transform Pack completed its production equipment in 1999, we began to incur additional costs for marketing and production during the last six months of fiscal year 2000 in order to ramp up our operations. Selling, general and administrative expenses increased 29.4% from CDN $399,839 in fiscal year 1999 to CDN $541,713 for the year ended May 31,2000. We incurred these costs in fiscal year 2000 and will continue to incur higher selling, general and administrative costs in the current fiscal year in order to increase revenue from sale of our seasoning sheets.

       For the three months ended August 31, 2000, Transform Pack's revenue decreased 71.2% from the comparable period in 1999, or from CDN $55,476 for the three months ended August 31, 2000 to CDN $15,962 for the three months ended August 31, 2000. This decrease in revenue is a result of decreased sales under our license agreement with Compass Rose Ltd. and no sales to Elias Brothers Restaurant Inc. We have implemented new marketing efforts since the beginning of fiscal year 2001 to reduce our dependence on Compass Rose Ltd. and broaden our customer base, but these marketing efforts have yet to generate sales that makes up the loss in revenue. Cost of sales as a percentage of revenue increased from 79.2% for the three months ended August 31, 1999 to 179% for the three months ended August 31, 2000. This increase is attributable to production of a substantial amount of free sample product as part of our new marketing effort, a practice we have followed in the past and expect to continue because we believe it is a customary marketing technique in the industry to provide free samples of food related products so that potential customers can evaluate taste, consistency, use, and quality. Potential customers provide the seasoning for sample product, but we must absorb the remaining cost of plastic film and adhesive required to produce the samples given to potential customers for evaluation. There is no assurance any of these potential customers will ultimately elect to purchase our product. Should they decide to purchase, sales will be made under our standard pricing policy, which is full price for orders up to 100,000 seasoning sheets and a volume discount of 10% for orders over 100,000 sheets. Providing sample product has resulted in sales of CDN $325,746 and $222,005 in the fiscal years ended May 31, 2000 and 1999, respectively, and in sales of $6,799 during the three month period ended August 31, 2000.

    Selling, general and administrative expenses as a percentage of revenue increased from 111% for the quarter ended August 31, 1999 to 974% for the three months ended August 31, 2000. This increase is attributable to expenses incurred in implementing our new marketing efforts and professional fees and costs resulting from the filing of this registration statement to become a reporting company under the Securities Exchange Act of 1934. Net loss increased by CDN $139,275 or 186% from CDN $74,931 for the three months ended August 31, 1999, to CDN $214,206 for the three months ended August 31, 2000.

    We are unable to predict whether or when our expenditures to implement our business will result in revenue that will cover our operating costs. Our accountants have expressed their doubt about our ability to continue as a going concern based, in part, on our prior operations. Whether we will succeed in our marketing efforts and realize increased revenue to fund operations is a significant risk to stockholders of Transform Pack.

Liquidity and Capital Commitments

    At August 31, 2000, Transform Pack had current assets of CDN $296,705 and a working capital deficit of CDN $418,221, and at May 31, 2000, Transform Pack had current assets of CDN $481,441 and a working capital deficit of CDN $213,749. Our negative cash flow from operations increased from CDN $322,772 for the year ended May 31, 1999 to CDN $471,921 for the year ended May 31, 2000, and was CDN $167,748 for the three months ended August 31, 2000. Our working capital position and cash flow from operations have deteriorated as we have made substantial expenditures in connection with new marketing efforts without a corresponding increase in revenue, and incurred additional expenses to become a reporting company under the Securities Exchange Act of 1934. Our current liabilities at August 31, 2000, include CDN $333,500 of bank financing under lines of credit used to fund our operations. In fiscal year 2000 the Province of New Brunswick converted CDN $300,000 of debt to 30,000 Class A preferred shares of our subsidiary, which our subsidiary is obligated to redeem at the rate of 20% or CDN $60,000 per year beginning August 31, 2000. Transform Pack did not make its first redemption payment and is now in default under its agreement with New Brunswick. New Brunswick has not taken any action against Transform Pack to enforce its redemption right, but there is no assurance it will not to so in the future.

    As Transform Pack is aggressively pursuing marketing of its seasoning sheets, a substantial number of orders placed in response to that marketing effort could require us to establish another production line within the next year. A production line consists of two of our proprietary coating machines, a cutting machine, and a packing machine. The estimated cost to us of installing a new production line is CDN $200,000.

    We are in need of additional financing now in order to pay outstanding obligations, finance current operations and expand operations over the next year. It is not likely that we will be able to take advantage of the opportunity to increase our product sales unless we obtain additional capital to fund operations. If we cannot find more funding before the end of the current fiscal year, we will be forced to substantially reduce our operations and it will take a much longer period for our business to develop. We have not identified any sources for future funding. Consequently, we may be subject to enforcement actions by our creditors and may not be able to take advantage of the opportunity to expand our business. If we are unable to generate working capital from our internal operations or outside sources, our ability to continue in business will be seriously impaired.

               ITEM 3.  DESCRIPTION OF PROPERTIES

    Transform Pack leases approximately 6,000 square feet of space in Moncton, New Brunswick, Canada, which serves as our business office and manufacturing facility. The monthly lease rate is CDN $3,672 under a lease that expires in March 2004. Our facility is adequate to accommodate one production line for seasoning sheets, which is capable of producing 10,000,000 seasoning sheets per month. We are currently selling on average 100,000 seasoning sheets per month, so our current facility is adequate for a 900% increase in our current sales volume. We believe this facility will be adequate for our needs for the next year. Our principal executive office and manufacturing facility are located at 310 Baig Blvd., Moncton, NB, Canada E1C 8T6. Our telephone number is (506) 854-9211.

    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                         AND MANAGEMENT

    The following table sets forth as of August 31, 2000, the number and percentage of the outstanding shares of common stock which, according to the information supplied to Transform Pack, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and Address                Common      Percent
                                Shares      of Class
                                              (2)
Principal stockholder

Franz Schedlbauer (1)          3,382,977      31.0
Muhlenstrasse 15
Graz-Raaba, Austria

Christian Schedlbauer (1)      3,382,977      31.0
Muhlenstrasse 15
Graz-Raaba, Austria

#503485 NB Ltd. (1)            2,254,857      20.7
Muhlenstrasse 15
Graz-Raaba, Austria


                                Common      Percent
                                Shares      of Class

Officers and directors

Hans Meier                     2,346,103      21.5
310 Baig Blvd.
Moncton, NB, Canada E1C 8T6

Daniel Sham                       87,500       0.8
39 Glen Watford Dr.
Scarborough, ON, Canada
M1S 2C2

Greg Phillips                          0         0
160 Chestnut Street
Englewood Cliffs, NJ 07632

Nathalie Cormeir (2)              40,000       0.4
310 Baig Blvd.
Moncton, NB, Canada E1C 8T6

Mark Miller (2)                  200,000       1.8
2730 S.W. Fern
Portland, OR 97201

Bruce Weitz (2)                  200,000       1.8
37 McGrath Drive
Cressill, NJ 07626

Richard Middleton (2)             20,000        0.2
7912 44th Avenue
Edmonton, AB, Canada  T6K 0S4

All Executive  officers        2,893,603       25.4
and Directors as a Group (7 persons) (2)

(1) #503485 NB Ltd., is a private New Brunswick, Canada corporation owned and controlled by Franz and Christian Schedlbauer. Accordingly, these persons may be deemed to have voting and investment control over the 2,254,857 shares of common stock held of record by #503485 NB Ltd. Franz and Christian Schedlbauer each individually hold 1,128,120 shares of common stock of record.

(2) The figures for each of these persons represent only options to purchase common shares that are vested or will vest within 60 days from the date as of which information is presented in the table. These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his or her options, and percentage ownership of all officers and directors as a group assuming all purchase rights held by such individuals are exercised.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

Name                 Age   Position                       Since

Hans Meier           55   President and Director         February 2000
Daniel Sham          47   Vice Chairman and Director     February 2000
Greg Phillips        50   Vice President Sales &         February 2000
                          Marketing and Director
Nathalie Cormier     28   Secretary, Treasurer and       February 2000
                          Director
Mark Miller          29   Director                       February 2000
Bruce Weitz          52   Director                       February 2000
Richard Middleton    36   Director                       February 2000


    Each director serves until the next annual meeting of stockholders and until his or her successor is elected and qualified. Executive officers serve at the discretion of the board of directors. The following is biographical information on each of our officers and directors.

    Hans Meier served from November 1994 to February 2000 as Transform Pack, Inc.'s Vice President of Research and Development where he was responsible for developing our seasoning sheet. He became President in February 2000. For the past 15 years Mr. Meier has owned and operated Meier Food Service Consulting Limited, a private company engaged in the business of consulting on food processing and delivery systems. He became president and a director of Transform Pack in February 2000.

    Daniel Sham has been the owner and operator of Scarboro Meat Packers, Inc., based in Toronto from 1991 to the present. From, April 1998 to the present he has served as Vice President of Operations for Med Mira Laboratories, Inc., of Toronto, a public company engaged in the business of manufacturing medical devices. For the past 15 years he has served as the President of dTree & Associates, Inc., based in Toronto, which is a private computer consulting business. He became vice chairman and a director of Transform Pack in February 2000.

    Greg Phillips has owned and operated Plus Marketing
Corporation, a marketing and consulting firm based in New Jersey, New Jersey, for 19 years. He became Vice President Sales &
Marketing of Transform Pack, Inc., in April 1999, and a director of Transform Pack in February 2000.

    Nathalie Cormier has been employed as an executive assistant and manager of Transform Pack, Inc., from December 1997 to February 2000, when she was appointed Secretary and Treasurer. For six years prior to December 1997 she was employed as an administrative assistant with Gemini Investments Ltd., of Moncton, New Brunswick. She became a director of Transform Pack in February 2000.

    Mark Miller has been an owner and food broker with Team Northwest, a food brokerage firm based in Portland, Oregon, from December 1999 to the present. For six years prior to December 1999 we was employed as a sales manager with Nally's Foods. He became a director of Transform Pack in February 2000.

    Bruce Weitz is the president and chief executive officer of Today's Man, Inc., a menswear retailer in the Northeast United States, since January 1996. For three years prior to December 1995, Mr. Weitz was the Chairman, President and Chief Executive Officer of Duane Reade Drug Stores, a drug store chain based in New York City. He became a director of Transform Pack in February 2000.

       Richard Middleton has been the owner and president of Compass Rose Ltd., of Edmonton, Alberta, from January 1998 to the present. This firm is engaged in the business of distributing gourmet food products. Before forming Compass Rose, Mr. Middleton owned and operated a catering company in Halifax, Nova Scotia from March 1994 to January 1998. He became a director of Transform Pack in February 2000. On February 12, 2001, Mr. Middleton resigned his position as a director.

                 ITEM 6.  EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to Transform Pack for the prior fiscal years ended May 31, 2000, 1999 and 1998, of those persons who were either the chief executive officer during the last completed fiscal year or one of the other four most highly compensated executive officers as of the end of the last completed fiscal year whose annual salary and bonuses exceeded US$100,000.

                                          Annual
                                        Compensation
Name and Principal Position   Year       Salary (CND)

Hans Meier, President (1)     2000         56,350
                              1999         36,754
                              1998         55,200


(1) Transform Pack pays CDN $6,900 per month to Meier Food Service Consulting Limited, a private company owned by Hans Meier, for his services rendered to the Company. The figures for Mr. Meier's salary are the total of payments made to Meier Food Service Consulting Limited in the three fiscal years.

Other Compensation Arrangements

    We have agreed to pay to Plus Marketing Corporation for the consulting services of Greg Phillips and other marketing support USD $25,000 per month over a term of four months commencing after Transform Pack obtains additional financing for its operations. Mr. Phillips will provide through Plus Marketing his consulting services in developing and implementing marketing programs for our product and office and clerical support for our marketing efforts originating from his office in New Jersey.

Employee Options

    In February 2000, Transform Pack granted to Nathalie Cormier an option to purchase 40,000 shares of common stock at an exercise price of USD $0.50 per share exercisable for a term of three years. No trading market for our common stock existed then or now. The option price is the same price at which Transform Pack sold common stock privately to unrelated parties in February 2000. The option issued to Ms. Cormier represents 80% of all options issued to employees of Transform Pack in fiscal year 2000.


Director Options

    In February 2000, Transform Pack granted to Mark Miller, a director, an option to purchase 200,000 shares of common stock at an exercise price of USD $0.50 per share exercisable for a term of three years. No trading market for our common stock existed then or now. The option price is the same price at which Transform Pack sold common stock privately to unrelated parties in February 2000.

    In March and April 2000, Transform Pack granted to Bruce Weitz and Richard Middleton, both directors, options to purchase 200,000 and 20,000 shares of common stock, respectively, at an exercise price of USD $1.00 per share exercisable for a term of three years and two years, respectively. No trading market for our common stock existed then or now. The option price was based on Transform Pack's determination that the exercise price is equal to or greater than the fair value of its common stock.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In October 1999, Transform Pack granted to Compass Rose
Ltd., a company owned by Richard Middleton, a director, an exclusive license to distribute seasoning sheets to food processors in Western Canada. Under the license we sell seasoning sheets to Compass Rose at a discount from the suggested selling price to food processors. The license is for a term of five years, with an option to renew for two additional five-year terms. This contract was entered into before Mr. Middleton became a director. Consequently, we believe the contract was the result of arms' length negotiations between unrelated parties.

    Franz and Christian Schedlbauer are principal stockholders of Transform Pack and are also the controlling stockholders of Transform Pack GmbH Europe. We have a Master License Agreement Transform Pack Europe, which we entered into in July 1995, and hold a 2% ownership interest in Transform Pack Europe. Under the license agreement, Transform Pack Europe has the exclusive the right to manufacture our proprietary equipment to produce seasoning sheets and to market seasoning sheets in Europe, Southeast Asia, South America, and Japan. Transform Pack further agreed to purchase at cost from Transform Pack Europe all production equipment sold by Transform Pack to other persons outside of Transform Pack Europe's territory, and pay to Transform Pack Europe 45% of the net profit from sale of such equipment. Transform Pack Europe must purchase all adhesive matrix used in the seasoning sheets from us, and pay us a royalty equal to 10% of gross revenue from seasoning sheet sales. The Master License Agreement with Transform Pack Europe was for an initial term of five years, which expired in July 2000.
Transform Pack is now negotiating an agreement with Transform Pack Europe that will effect termination of the Master License Agreement and permit Transform Pack to purchase equipment and inventory and resell the licensed territories.

    We have agreed to pay to Plus Marketing Corporation for the consulting services of Greg Phillips and other marketing support USD $25,000 per month over a term of four months commencing after Transform Pack obtains additional financing for its operations. Mr. Phillips will provide through Plus Marketing his consulting services in developing and implementing marketing programs for our product and office and clerical support for our marketing efforts originating from his office in New Jersey.

               ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

    Transform Pack is authorized to issue 40,000,000 shares of common stock, par value $0.004 per share, of which 10,910,957 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights. Therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors. If they do so, minority stockholders would not be able to elect any members to the board of directors. The board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in Transform Pack of its stockholders and which may dilute the book value of the common stock. Stockholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of Transform Pack, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. Transform Pack has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

Preferred Stock

    Transform Pack is authorized to issue 5,000,000 shares of preferred stock, par value $0.01, none of which are issued and outstanding. We currently have no plans to issue any preferred stock. The board of directors has authority, without action by the shareholders, to issue all or any portion of the unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of the common stock. The issuance of preferred stock, or the potential that preferred stock could be issued, may have the effect of delaying, deferring, or preventing a change in control of Transform Pack.

Stock Options

    We have outstanding options to purchase 440,000 shares of common stock at an exercise price of US$0.50 per share that expire in February and March 2003. We also have outstanding options to purchase 230,000 shares of common stock at an exercise price of US$1.00 per share that expire in April 2002 and March 2003.

Transfer Agent

    Fidelity Transfer Company, 1981 East 4800 South, Salt Lake
City, Utah  84124, is our transfer agent.

                             PART II

 ITEM 1.  MARKET FOR COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

    There is no established trading market for the Transform Pack's common stock. We are filing this registration statement on Form 10-SB to voluntarily become a reporting company under the Securities Exchange Act of 1934, because this is a specific requirement for obtaining a listing on the OTC Bulletin Board and because we believe this will facilitate the development of a public market in the future. However, there is no assurance that a trading market will develop in the future. Even if a trading market should develop, there is no way of determining what the market price may be at any future time.

    Since its inception, no dividends have been paid on our common stock. Transform Pack intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

    At August 31, 2000, there were approximately 190 holders of record of the Company's Common Stock.

     We have 10,910,957 shares of common stock issued and outstanding, of which 8,075,054 shares are restricted securities under Rule 144 and may not be sold in the public market unless registered for resale under the Securities At of 1933 or except in compliance with the exemption from registration under Rule 144, which includes the requirement that the shares be held for a period of at least one year. This means the 8,075,054 shares cannot be sold in the public market until February 2001. Future sale of the restricted shares after the restrictions lapse could have a depressive effect on the price and liquidity of the common stock in any public market that may exist in the future.

                   ITEM 2.  LEGAL PROCEEDINGS

    Transform Pack is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against Transform Pack have been threatened.

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
    None.

        ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

    In February 2000 the Company sold 1,000,957 shares of common stock for CDN $712,715. The shares were sold to persons who, on the basis of information provided to Transform Pack, are accredited investors as defined in Rule 501(a) of Regulation D. No broker participated in the transaction and no commissions were paid to any person. The name of each purchaser and the number of shares purchased are as follows:

Name                             Number of Shares
Investissements Jafel Inc.        300,000
Alain Jodoin                      241,296
Gestion J.S.V. Inc.               207,325
9045-3291 Quebec Inc.             212,406
Michael Brudny                     19,930
Klaus Brudny                       20,000

    In February 2000, Transform Pack issued 7,000,000 shares of common stock in exchange for all of the outstanding common stock of Transform Pack, Inc. The common stock was issued to the former stockholders of Transform Pack, Inc. No broker participated in the transaction and no commissions were paid to any person. The shares were issued in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933. Transform Pack believes each of the stockholders of Transform Pack, Inc., was sophisticated and had such knowledge of the business and financial condition of the parties to the business acquisition so as to make an informed investment decision. The name of each stockholder and the number of shares purchased are as follows:

Name                             Number of Shares
#503485 NB Ltd. (1)                 2,254,857
Hans Meier                          2,346,103
Franz Schedlbauer                   1,128,120
Christian Schedlbauer               1,128,120
Daniel Sham                            87,500
Carmelle Cassie                        55,300

(1) #503485 NB Ltd., is a private New Brunswick, Canada corporation owned and controlled by Franz and Christian
     Schedlbauer. Accordingly, these persons may be deemed to have voting and investment control over the shares of common stock held of record by #503485 NB Ltd.

    Transform Pack issued options to purchase shares of its common stock to directors, officers, employees and other consultants in February, March and April 2000. No broker participated in the transaction and no commissions were paid to any person. The options were issued in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933. Transform Pack believes each of the option holders was sophisticated and had such knowledge of the business and financial condition of Transform Pack through their employment or services to Transform Pack so as to make an informed investment decision. The recipients of the options, number of options, exercise price, and date of issuance are as follows:

Name                Number       Exercise price    Date
Gene Gagliardi     200,000         USD $0.50       March 27, 2000
Mark Miller        200,000         USD $0.50       February 3, 2000
Nathalie Cormier    40,000         USD $0.50       February 29, 2000
Bruce Weitz        200,000         USD $1.00       March 29, 2000
Richard Middleton   20,000         USD $1.00       April 13, 2000
Chris Trevors       10,000         USD $1.00       April 24, 2000

       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The   Company's   articles  of  incorporation   provide   the
following:

     A director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except for: (i) liability based on a breach of the duty of loyalty to the corporation or the shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on the payment of an improper dividend or an improper repurchase of the corporation's stock under Minnesota Statutes, Section 302A.559, or on violations of federal or state securities laws; (iv) liability for any transaction from which the director derived an improper
     personal benefit; or (v) liability for any act or omission prior to the date this Article VI becomes effective. If
     Minnesota statutes, Chapter 302A, hereafter is amended to authorize the further elimination or limitation of the liability of the directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Chapter 302A. Any repeal of this provision as a matter of law or any modification of this Article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

    The Company's by-laws provide that the officers and directors shall have rights to indemnification provided by Minnesota statute. Section 302A.521 of the Minnesota Statutes provided as follows:

     Subdivision  1.  Definitions.   (a)  For  purposes  of  this
     section, the terms defined in this subdivision have the meanings given them.

          (b) "Corporation" includes a domestic or foreign corporation that was the predecessor of the corporation referred to in this section in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

          (c) "Official capacity" means (1) with respect to a director, the position of director in a corporation, (2)
     with respect to a person other than a director, the elective or appointive office or position held by an officer, member of a committee of the board, or the employment relationship undertaken by an employee of the corporation, and (3) with respect to a director, officer, or employee of the corporation who, while a director, officer, or employee of the corporation, is or was serving at the request of the corporation or whose duties in that position involve or involved service as a director, officer, partner, trustee, employee, or agent of another organization or employee benefit plan, the position of that person as a director, officer, partner, trustee, employee, or agent, as the case may be, of the other organization or employee benefit plan.

          (d) "Proceeding" means a threatened, pending, or completed civil, criminal, administrative, arbitration, or investigative proceeding, including a proceeding by or in the right of the corporation.

          (e) "Special legal counsel" means counsel who has not represented the corporation or a related organization, or a director, officer, member of a committee of the board, or employee, whose indemnification is in issue.

    Subdivision  2.  Indemnification  mandatory;  standard.   (a)
     Subject to the provisions of subdivision 4, a corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person:

              (1) Has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

              (2)  Acted in good faith;

              (3)   Received  no  improper personal  benefit  and
         section 302A.255, if applicable, has been satisfied;

              (4) In the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful;
         and

              (5)  In the case of acts or omissions occurring  in
         the official capacity described in subdivision 1, paragraph (c), clause (1) or (2), reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions occurring in the official capacity described in subdivision 1, paragraph (c), clause (3), reasonably believed that the conduct was not opposed to the best interests of the corporation. If the person's acts or omissions complained of in the proceeding relate to conduct as a director, officer, trustee, employee, or agent of an employee benefit plan, the conduct is not considered to be opposed to the best interests of the corporation if the person reasonably believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan.

          (b) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, establish that the person did not meet the criteria set forth in this subdivision.

    Subdivision  3.  Advances.   Subject  to  the  provisions  of
     subdivision 4, if a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses, including attorneys' fees and disbursements, incurred by the person in advance of the final disposition of the proceeding, (a) upon receipt by the corporation of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth in subdivision 2 have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the corporation, if it is ultimately determined that the criteria for indemnification have not been satisfied, and (b) after a determination that the facts then known to those making the determination would not preclude indemnification under this section. The written undertaking required by clause (a) is an unlimited general obligation of the person making it, but need not be secured and shall be accepted without reference to financial ability to make the repayment.

    Subdivision.  4. Prohibition or limit  on  indemnification  or
     advances.   The  articles  or  bylaws  either  may  prohibit
     indemnification or advances of expenses otherwise required by this section or may impose conditions on indemnification or advances of expenses in addition to the conditions
     contained  in  subdivisions  2  and  3  including,   without
     limitation, monetary limits on indemnification or advances of expenses, if the prohibition or conditions apply equally
     to  all  persons or to all persons within a given class.   A
     prohibition or limit on indemnification or advances may not apply to or affect the right of a person to indemnification or advances of expenses with respect to any acts or omissions of the person occurring prior to the effective date of a provision in the articles or the date of adoption of a provision in the bylaws establishing the prohibition or limit on indemnification or advances.

    Subdivision  5.  Reimbursement to  witnesses.   This  section
     does not require, or limit the ability of, a corporation to reimburse expenses, including attorneys' fees and disbursements, incurred by a person in connection with an appearance as a witness in a proceeding at a time when the person has not been made or threatened to be made a party to a proceeding.

    Subdivision  6.  Determination  of  eligibility.    (a)   All
     determinations whether indemnification of a person is required because the criteria set forth in subdivision 2 have been satisfied and whether a person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in subdivision 3 shall be made:

              (1) By the board by a majority of a quorum, if the directors who are at the time parties to the proceeding are not counted for determining either a majority or the presence of a quorum;

              (2) If a quorum under clause (1) cannot be obtained, by a majority of a committee of the board, consisting solely of two or more directors not at the time parties to the proceeding, duly designated to act in the matter by a majority of the full board including directors who are parties;

              (3)   If  a determination is not made under  clause
         (1) or (2), by special legal counsel, selected either by a majority of the board or a committee by vote pursuant to clause (1) or (2) or, if the requisite quorum of the full board cannot be obtained and the committee cannot be established, by a majority of the full board including directors who are parties;

              (4)   If  a determination is not made under clauses
         (1) to (3), by the shareholders, but the shares held by parties to the proceeding must not be counted in determining the presence of a quorum and are not considered to be present and entitled to vote on the determination; or

              (5) If an adverse determination is made under clauses (1) to (4) or under paragraph (b), or if no determination is made under clauses (1) to (4) or under paragraph (b) within 60 days after (i) the later to occur of the termination of a proceeding or a written request for indemnification to the corporation or (ii) a written request for an advance of expenses, as the case may be, by a court in this state, which may be the same court in which the proceeding involving the person's liability took place, upon application of the person and any notice the court requires. The person seeking indemnification or payment or reimbursement of expenses pursuant to this clause has the burden of establishing that the person is entitled to indemnification or payment or reimbursement of expenses.

          (b) With respect to a person who is not, and was not at the time of the acts or omissions complained of in the proceedings, a director, officer, or person possessing, directly or indirectly, the power to direct or cause the direction of the management or policies of the corporation, the determination whether indemnification of this person is required because the criteria set forth in subdivision 2 have been satisfied and whether this person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in subdivision 3 may be made by an annually appointed committee of the board, having at least one member who is a director. The committee shall report at least annually to the board concerning its actions.

    Subdivision  7.  Insurance.  A corporation may  purchase  and maintain insurance on behalf of a person in that person's official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of this section.

    Subdivision 8. Disclosure. A corporation that indemnifies or advances expenses to a person in accordance with this section in connection with a proceeding by or on behalf of the corporation shall report to the shareholders in writing the amount of the indemnification or advance and to whom and on whose behalf it was paid not later than the next meeting of shareholders.

                            PART F/S
                      FINANCIAL STATEMENTS

    The financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial
Statements on page 27.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS
                ITEM 2.  DESCRIPTION OF EXHIBITS

Copies of the following documents are included as exhibits to this report.

Exhibit  Form 1-A   Item 601   Title of Document
No.      Ref. No.   Ref. No.
1         2.1       3.1        Articles of Incorporation, as amended

2         2.2       3.2        By-Laws

3         6.1      10.1        License Agreement dated October 5, 1999,
                               with Compass Rose Ltd.

4         6.2      10.2        License Agreement dated December 29,
                               1997, with Elias Brothers
                               Restaurant Inc.

5         6.3      10.3       Master License Agreement dated July 24,
                              1995, with Transform Pack Europe GmbH

6         6.4      10.4       Form of Stock Option issued to officers
                              and directors

7         6.5      10.5       Consulting agreement with Greg Phillips
                              dated May 23, 2000

8         6.6      10.6       Loan Conversion and Preferred Stock
                              Redemption Agreement
                              dated February 2, 1999 between
                              Transform Pack, Inc., and New Brunswick

9         6.7      10.7       Lease Agreement for Property at 310 Baig
                              Blvd., Moncton, NB

10        7.1      99.1       List of Foreign Patents

11        8.1       2.1       Exchange Agreement dated January 28, 2000, between
                              Cybernetics, Inc., and Transform Pack, Inc.

12       15.1      27.1       Financial Data Schedules

* The Financial Data Schedule is presented only in the electronic filing with the Securities and Exchange
    Commission.
                           SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                          TRANSFORM PACK INTERNATIONAL, INC.


Date: February 16, 2001        By:/s/ Hans Meier
                                  Hans Meier, President

    In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: February 16, 2001         /s/ Hans Meier, Director


Dated: February 16, 2001         /s/ Daniel Sham, Director


Dated: February 16, 2001         /s/ Greg Phillips, Director


Dated: February 16, 2001         /s/ Nathalie Cormier, Director


Dated: February 16, 2001         /s/ Mark Miller, Director


Dated: February 16, 2001         /s/ Bruce Weitz, Director

                TRANSFORM PACK INTERNATIONAL INC.
                   (Formerly Cybernetics Inc.)
                  (a development stage company)

                CONSOLIDATED FINANCIAL STATEMENTS
                      (in Canadian dollars)

                          MAY 31, 2000


                  Index to Financial Statements

                                                                   Page

Independent Auditors' Report                                         28
Consolidated Balance Sheets - May 31, 2000 and 1999                  29
Consolidated Statements Of Operations
  Years Ended May 31, 2000 And 1999 And The Period From
  October 31, 1994 (Date Of Incorporation) To May 31, 2000           30
Consolidated Statement Of Shareholders' Equity
  Years Ended May 31, 2000 And 1999 And The Period From
  October 31, 1994 (Date Of Incorporation) To May 31, 2000           31
Consolidated Statement Of Cash Flows
  Years Ended May 31, 2000 And 1999 And The Period From
  October 31, 1994 (Date Of Incorporation) To May 31, 2000           32
Notes to Consolidated Financial Statements                           33

                 Deloitte & Touche LLP

         P.O. Box 2087                     Telephone:(902)422-8541
         5161 George Street, Suite 800     Facsimile:(902) 423-5820
         Halifax, Nova Scotia B3J 3B7



                  INDEPENDENT AUDITORS' REPORT


To the Directors of
Transform Pack International Inc.
(formerly Cybernetics Inc.)
(a development stage company)


We have audited the consolidated balance sheets of Transform Pack International Inc. (formerly Cybernetics Inc.) (a development stage company) as at May 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended, and for the period from October 31, 1994 (date of incorporation) to May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended, and for the period from October 31, 1994 to May 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in the manufacturing and marketing of spice sheets for seasoning of meat, fish and poultry products. As discussed in Note 1 to the financial statements, the deficiency in working capital at May 31, 2000 and the Company's operating losses since inception, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


                                          Deloitte & Touche LLP

July 5, 2000                               Chartered Accountants

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
                   CONSOLIDATED BALANCE SHEETS
                   AS AT MAY 31, 2000 AND 1999

                      (in Canadian dollars)

                                              May 31       May 31
                                               2000         1999

                             ASSETS
Current
    Cash and cash equivalents               $   170,933   $        -
    Accounts receivable (Note 3)                180,470       41,481
    Inventory                                   127,309       62,477
    Prepaid expenses                              2,729        1,314

                                                481,441      105,272
Capital assets (Note 4)                         526,651      509,996
Investment in affiliate (Note 5)                  2,000        2,000

                                             $1,010,092  $   617,268

                           LIABILITIES
Current
  Bank indebtedness (Note 6)                 $  313,500  $   357,397
  Accounts payable (Note 7)                     226,763      130,341
  Current portion of long-term debt (Note 8)     94,927       46,762
  Current portion of redeemable preferred shares 60,000            -

                                                695,190      534,500
Long-term debt (Note 8)                         468,997      744,503
Redeemable preferred shares (Note 9)                  -      266,250
Non-controlling interest in preferred equity
   of a subsidiary (Note 9)                     506,250            -
Due to shareholders (Note 10)                   127,077      127,077

                                              1,797,514    1,672,330

Commitments and contingencies (Notes 1 and 14)

                    SHAREHOLDERS' DEFICIENCY

Share capital (Note 11)                       1,139,847      410,000
Deficit accumulated during the development
   stage                                     (1,927,269)  (1,465,062)

                                               (787,422)  (1,055,062)

                                           $  1,010,092  $   617,268

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
              CONSOLIDATED STATEMENTS OF OPERATIONS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

                                                                 Period from Oct
                                                                  31/94 (date of
                                                               incorporation) to
                                                May 31     May 31         May 31
                                                 2000       1999            2000

Revenue                                       $ 327,643  $ 226,599  $  842,932

Cost of sales                                   131,739    110,650     439,845
Selling, general and administrative expenses    541,713    399,839   1,737,348
Research and development expense                 93,959    125,486     688,513
Interest expense - long-term                     11,574     14,253      58,953
                    - other                      26,485     32,640      83,585
Other expenses (income)                         (15,620)    21,840    (238,043)

                                                789,850    704,708   2,770,201

Net loss                                     $ (462,207) $(478,109)$(1,927,269)

Basic net loss per share                     $   (0.06)  $   (0.07)

Weighted average number of common
  shares outstanding
    Transform Pack Inc.                              -   7,000,000

    Transform Pack International Inc.        8,220,239           -

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

       (in Canadian dollars, except for number of shares)

                                                                Deficit
                                                              Accumulated
                                                                During
                                            Common Stock      Development
                                         Shares       Amount     Stage      Total
Transform Pack Inc.
    Balance, June 1, 1994                     -    $        -  $        -   $         -
    Issue of common stock                   200        10,000           -        10,000
    Net loss                                  -             -    (199,797)     (199,797)

    Balance, May 31, 1995                   200        10,000    (199,797)     (189,797)
    Net loss                                  -             -     (56,303)      (56,303)

    Balance, May 31, 1996                   200        10,000    (256,100)     (246,100)
    Issue of common stock             1,999,800       400,000           -       400,000
    Net loss                                  -             -    (285,156)     (285,156)

    Balance, May 31, 1997             2,000,000       410,000    (541,256)     (131,256)
    Net loss                                  -             -    (445,697)     (445,697)

    Balance, May 31, 1998             2,000,000       410,000    (986,953)     (576,953)
    Net loss                                  -             -    (478,109)     (478,109)

    Balance, May 31, 1999             2,000,000       410,000  (1,465,062)   (1,055,062)

Transform Pack International Inc.
    Balance, May 31, 1999             2,910,000       221,155    (221,155)            -
    Net loss from June 1, 1999 to
      January 28, 2000                        -             -      (7,217)       (7,217)

Impact of reverse acquisition of
 Transform Pack Inc. (Note 1)
 - recapitalization of common shares          -      (228,372)    228,372             -
  - common share issued to acquire
    Transform Pack Inc.               7,000,000             -           -             -

Fair value of stock options granted
   to non-employees                           -       24,349            -        24,349

Net loss                                      -            -     (462,207)     (462,207)

Issue of common stock by Transform
  Pack International Inc.             1,000,957      712,715            -       712,715

Balance, May 31, 2000                10,910,957  $ 1,139,847  $(1,927,269)  $  (787,422)

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
              CONSOLIDATED STATEMENT OF CASH FLOWS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

                                                                           Period from
                                                                        Oct31/94 (date of
                                                                        incorporation) to
                                                      May 31     May 31       May 31
                                                       2000       1999         2000
Net inflow (outflow) of cash and cash
equivalents related to the following activities:

Operating
    Net loss                                      $  (462,207) $ (478,109) $ (1,927,269)
    Items not affecting cash
        Amortization                                   81,968      76,805       311,809
        Fair value of stock options granted
           to non-employees                            24,349           -        24,349
    Changes in non-cash working capital
      items
        Accounts receivable                          (138,989)     169,484     (180,470)
        Inventory                                     (64,832)     (21,026)    (127,309)
        Prepaid expenses                               (1,415)         757       (2,729)
        Accounts payable                               89,205      (70,683)      219,547

                                                     (471,921)    (322,772)   (1,682,072)

Financing
    Proceeds on long-term debt                        112,531      399,606     1,076,955
     Repayment of long-term debt (Note 14)            (39,872)    (141,726)     (213,029)
     Due to related parties                                 -       65,000       127,077
     Proceeds from (repayment of) bank indebtedness   (43,897)      (8,371)      313,500

                                                       28,762      314,509     1,304,503

Investing
    Proceeds from issuance of capital
      stock (Note 14)                                 712,715            -     1,388,965
    Acquisition of capital assets, net of
      government assistance relieved                  (98,623)       3,263      (845,463)
      Proceeds on disposal of capital assets                -        5,000         5,000

                                                      614,092        8,263       548,502

Net inflow of cash and cash equivalents               170,933            -       170,933
Cash and cash equivalents, beginning of year                -            -             -

Cash  and  cash equivalents, end of year          $   170,933 $          - $     170,933

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

1.BASIS OF PRESENTATION

       Transform Pack International Inc. (a development stage company) (formerly Cybernetics Inc.) (the "Company") is incorporated under the laws of the State of Minnesota, and was until January 2000, a non-operating shell company. On January 28, 2000, the Company and its shareholders entered into an exchange agreement with the shareholders of Transform Pack Inc., whereby the shareholders of Transform Pack Inc. acquired control of the Company by way of a reverse acquisition. The acquisition was effected by the issue of 7,000,000 shares of the Company in exchange for 100% of the outstanding common shares of Transform Pack Inc. Transform Pack Inc. is a development stage company incorporated under the laws of the Canadian province of New Brunswick, whose operations include the manufacturing and marketing of spice sheets for seasoning of meat, fish and poultry products.

       For accounting purposes, Transform Pack Inc. will be treated as the acquiring entity, and therefore, the exchange agreement will be accounted for as if Transform Pack Inc. acquired the Company and then recapitalized its share capital. As a result, these consolidated financial statements include the operations of the Company since January 28, 2000, with the operations of Transform Pack Inc. for the year ended May 31, 1999 presented as comparative figures. The Company was non-operating prior to January 28, 2000, and incurred operating expenses of $7,217 and $502 in the eight-months from June 1, 1999 to January 28, 2000 and the year ended May 31, 1999, respectively. These expenses are not included in these consolidated net losses, as they were incurred prior to the reverse acquisition. At December 31, 1999, the Company had no assets, $7,217 of liabilities and a $7,217 shareholders' deficiency.

       The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended May 31, 1999 and 2000, the Company incurred significant net losses and negative cash flows from operations; also, as of May 31, 1999 and 2000, the Company had a net shareholders' deficiency in assets. These factors, among others, indicated that the Company may be unable to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amount of and classification of liabilities, that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to ultimately obtain profitable operations, generate sufficient cash flow to meet its obligations, and obtain additional financing as may be required.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

1.        BASIS OF PRESENTATION (continued)

    Management's Plans

              As shown in the consolidated financial statements, the Company has incurred losses from operations of $478,109 and $462,207 for the years ended May 31, 1999 and 2000, and a net shareholders' deficiency in assets at year end. Since its inception, the Company has devoted substantially all of its efforts to developing the products, obtaining financing, assessing market demand, and obtaining customers. The success of the Company's operations and, ultimately, the attainment of profitable operations are dependent on achieving a level of sales adequate to support the Company's cost structure.

              The Company intends to increase sales through market penetration strategies designed to introduce the products to numerous North American and European customers. The Company is currently working on obtaining additional funding which will satisfy its working capital needs and allow the Company to increase its production.


2.ACCOUNTING POLICIES

       The  financial statements have been prepared in accordance with  accounting  principles  generally  accepted  in  the
       United   States  of  America  and  include  the  following
       significant accounting policies:

   a)Government Assistance

       Government assistance received as a reimbursement of a capital cost acquisition is recorded as a reduction of the capital cost and is amortized on the same basis as the asset. Contributions received for the development of the technology of spice sheets is recorded as a reduction of the related research and development expense.

   b)Inventory

       Inventory consists only of raw materials and is recorded at the lower of cost (on a first-in, first-out basis) and net realizable value.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

2. ACCOUNTING POLICIES (continued)

   c)Capital Assets

       Capital assets are recorded at cost less government assistance. Amortization is computed using the following rates and methods:

       Machinery and equipment          10 years straight-line
       Leasehold improvement             5 years straight-line
       Office  furniture and equipment  20%  declining- balance
       Lab equipment                    20% declining-balance
       Patents                          10 years straight-line

   d)Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates.

   e)Research and Development

       Research and development costs are charged to expenses when incurred.

   f)Costs of Start-Up Activities

       The Company has adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities", issued by the American Institute of Certified Public Accountants' Accounting Standards Executive Committee. In accordance with this standard, the costs of start-up activities and organization costs are expensed as incurred.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

2. ACCOUNTING POLICIES (continued)

    g) Income Taxes

        Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on currently enacted tax laws and rates in accordance with SFAS No. 109, Accounting for Income Taxes. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of such assets will not be realized.


   h)Comprehensive Income

       The Company has adopted SFAS 130, "Reporting Comprehensive Income". There are no differences between the Company's net earnings as reported and its comprehensive income as defined by SFAS 130. Accordingly, a separate statement of comprehensive income has not been presented.

   i)Cash and Cash Equivalents

       The Company considers investments in highly-liquid investment instruments with maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value. Cash equivalents consist principally of investments in certificates of deposit with financial institutions.

   j)Derivative Instruments and Hedging Activities

       In June 2000, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", which will be effective for the Company's 2002 fiscal year. Under the new standard, companies will be required to record derivatives on the balance sheet as assets or liabilities measured at fair value. Management is currently evaluating the expected impact of implementing this policy.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)


2.  ACCOUNTING POLICIES (continued)

   k) Basic and Diluted Net Loss per Share

       The Company follows the provisions of SFAS 128, "Earnings Per Share". Basic net loss per common share is based on the weighted average number of common shares outstanding during each period. Diluted net loss per share has not been presented as it would be anti-dilutive.

       Loss per share

       The   following  table  sets  forth  the  computation   of
       earnings per share:

                                 Year  ended      Year Ended
                                   May 31,           May 31,
                                    2000              1999

     Numerator:

     Net Loss                    $  (462,207)   $   (478,109)

     Denominator:

     Reflects the common
       shares issued to effect
       the reverse acquisition
       of Transform Pack Inc
            (Note 1)               7,000,000       7,000,000

     Weighted average number
       of shares outstanding
       during the period           8,220,239       7,000,000



     Loss per share              $     (0.06)    $     (0.07)



   l)Revenue Recognition

       Transform Pack International Inc recognizes revenue from spice sheet manufacturing after a purchase order has been received, the sheets have been completed and shipped to the customer. Terms of shipping are FOB Transform Pack's plant in Moncton, New Brunswick.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)


3.ACCOUNTS RECEIVABLE

                                             2000         1999

   Accounts receivable - trade       $     186,836  $    26,304
   Allowance for doubtful accounts         (23,600)      (2,000)
   Sales tax receivable                     17,234       17,177

                                     $     180,470  $    41,481



4.CAPITAL ASSETS

                                            Accumulated    Net Book Value
                                     Cost  Amortization     2000      1999

   Machinery and equipment       $ 700,427  $ 231,351  $ 469,076  $ 432,843
   Leasehold improvements           51,802     32,022     19,780     30,260
   Office furniture and equipment   61,937     38,383     23,554     29,443
   Lab equipment                    23,718     12,591     11,127     13,146
   Patents                          60,414     24,554     35,860     43,204

                                   898,298    338,901    559,397    548,896
   Government assistance           (64,972)   (32,226)   (32,746)   (38,900)

                                 $ 833,326  $ 306,675  $ 526,651  $ 509,996


5.INVESTMENT IN AFFILIATE

       Transform  Pack Inc. owns 10,000 shares of Transform  Pack
       GmbH Europe which represents a 2% ownership of the total common shares issued. This investment has been accounted for at cost.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

6.BANK INDEBTEDNESS

       Transform Pack Inc. has an approved line of credit of $298,500 bearing interest at prime (7.5% at May 31, 2000) plus 1 1/8%, which is guaranteed by certain shareholders of the Company. At May 31, 2000, the full amount of this
       line  of  credit had been drawn ($298,500 in  1999).   The
       company also has $207,000 in approved line of credit facilities, bearing interest at rates between prime (7.5% at May 31, 2000) plus 1 1/2% and prime (7.5% at May 31,
       2000) plus 2%, secured by general assignment of book debts, inventory and a guarantee from the Province of New Brunswick in the amount of $132,000. At May 31, 2000, $15,000 had been drawn under this facility ($58,897 in 1999).


7.ACCOUNTS PAYABLE

                                         2000         1999

   Accounts payable - trade          $  174,254   $  43,484
   Payroll deductions payable             2,207       5,155
   Advances from customer                     -      20,723
   Accrued liabilities                   50,302      60,980

                                     $  226,763   $ 130,342

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

8. LONG-TERM DEBT

                                                              2000       1999

   Bank loan, repayable in monthly principal payments
   of $1,167 plus interest at prime (7.5% at May 31, 2000)
   plus 1.75%, through the Small Business Loan Act,
   secured by a chattel mortgage on a specific piece of
   equipment.                                               $  10,591  $ 24,650

   Bank loan, repayable in monthly principal payments
   payments of $1,667 plus interest at prime (7.5% at May
   31, 2000) plus 1.75%, through the Small Business Loan
   Act, secured by a chattel mortgage on specific machinery
   and equipment.                                             108,333   128,333

   ACOA loan, repayable in monthly principal payments
   of $500 commencing in August 1997, non-interest
   bearing.                                                         -     5,813

   ACOA loan, repayable in 82 consecutive monthly
   installments of $5,361, followed by one final
   installment of $5,398 commencing June 1, 2000
   non-interest bearing.  As at May 31, 2000, all
   of the $445,000 approved contribution has been
   disbursed by ACOA.                                         445,000   332,469

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

8. LONG-TERM DEBT (continued)


   Province of New Brunswick loan converted to
   preferred shares in 2000 (Note 9).                  -     300, 000

                                                 563,924      791,265
   Less:  Current portion                         94,927       46,762

                                              $  468,997   $  744,503

    Principal amounts due in the next five years are as follows:

         2000         2001        2002         2003         2004

      $ 94,927      $ 84,336    $ 84,336     $ 84,336     $ 84,336

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

9.REDEEMABLE PREFERRED SHARES OF TRANSFORM PACK INC.

   Authorized:
     Class A preferred shares, $10 par value, non-voting, non-cumulative 10% dividend rate, redeemable at par, unlimited number

                                                      2000         1999

   Issued:
    56,625 (1999 - 26,525) Class A preferred shares  $ 566,250   $ 266,250
       Current portion                                 (60,000)          -

                                                     $ 506,250   $ 266,250

       The Province of New Brunswick received 30,000 Class A preferred shares during the year ended May 31, 2000 for $300,000. The proceeds were the conversion of the Province of New Brunswick loans. Transform Pack Inc. has agreed to redeem no less than 20% of the $300,000 of preferred shares issued to the Province of New Brunswick on August 31 of each year, commencing on August 31, 2000 and ending on August 31, 2002, at which time all remaining preferred shares shall be redeemed.

       On  January  28, 2000, after the transaction described  in
       Note 1, Transform Pack Inc. became a subsidiary of the Company and, as a result, its preferred equity is presented as non-controlling interest in a subsidiary.


10.  DUE TO SHAREHOLDERS

       The amount due to shareholders is interest-free with no fixed terms of repayment.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

11.     SHARE CAPITAL

   Authorized:
    Unlimited  common shares of Transform Pack  Inc.  no  par value
     5,000,000 preferred stock of the Company, $.01 par value,
       none issued or outstanding
    40,000,000 common stock of the Company, $.004 par value

                                                        2000         1999

   Issued and fully paid:
     2,000,000 common shares of Transform Pack Inc.  $        - $ 410,000
       10,910,957 common stock of the Company            11,680         -

   Additional paid-in capital of the Company          1,128,167         -

                                                     $1,139,847 $ 410,000

Stock Option Plan

       The Company follows Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees" (APB
       25)  and  related  interpretations in accounting  for  its employee stock options. The exercise price of the Company's employee stock options equals or is greater than the fair value of the underlying stock on the date the options were granted, and accordingly no compensation expense has been recognized in the accompanying financial statements in any of the periods presented.

       The  Company has fixed stock options granted to  specified
       employees  by  resolution of the board of  directors.   An
       aggregate of 670,000 common shares have been reserved for the granting of such options.

       On February 29, 2000, the Company established a stock option plan for its officers, directors and employees. In accordance with the plan, an aggregate of 670,000 common shares have been reserved for the granting of such options. The exercise price of each option is to be determined by the board of directors. All options issued under the plan will expire two or three years after the date of granting.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

11.     SHARE CAPITAL (continued)

       The following table presents information concerning all stock options granted to the Company's employees:

                                           Year ended
                                          May 31, 2000

                                                 Weighted Average
                                      Number of    Exercise Price
                                      Options         per Share

   Outstanding, beginning of period           -       $   -
   Granted during the period            670,000       $0.67 US

   Outstanding, end of period           670,000       $0.67 US

   Exercisable, end of period           670,000       $0.67 US

    The  range  of  exercise  prices for  stock  options  granted
    during  the period was from $0.50 US to $1.00 US.   The  life
    remaining  on  stock options outstanding as at May  31,  2000 was two to three years.

    Had compensation cost for the Corporation's stock-based compensation been determined based on the fair value at the grant dates consistent with SFAS 123, "Accounting for Stock-Based Compensation", the Company's proforma net loss would have been as follows:

                                                         May 31
                                                           2000

   Net loss
       As reported                                     $462,207
       Pro-forma                                       $491,500

   Loss per share
       As reported                                        $0.08
       Pro-forma                                          $0.09

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

1.     SHARE CAPITAL (continued)
                                             Weighted Average  Weighted  Average
                                     Number of   Fair Value      Exercise Price
                                     Options    per Share         per Share

   Exercise  price  above fair value  230,000  $    -     $1.44 ($1.00 US)
   Exercise price at fair value       440,000  $ 0.12     $0.72 ($0.50 US)

                                      670,000  $ 0.08     $0.96 ($0.67 US)

   The fair value of each option calculated under SFAS 123 is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows:

                                                         May 31
                                                           2000

   Dividend yield                                           -
   Expected volatility                                      -
   Risk-free interest rates                              6.07%
   Expected life                                       3 years


12.  INCOME TAXES

       Deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As at May 31, 2000, the deferred income tax balance was comprised of the following:

                                               2000         1999

   Deferred tax assets
       Loss carryforwards                     $ 465,241  $ 470,387
       Research and development expenditures
         carried forward                         88,078     79,730
       Valuation allowance                     (401,044)  (415,191)

       Total deferred tax assets                152,275    134,926

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

12.  INCOME TAXES (continued)

                                               2000         1999

   Deferred tax liabilities
     Amortization of capital assets        $ 141,071  $ 127,351
     Research and development tax credits     11,204      7,575

       Total deferred tax liabilities        152,275    134,926

   Net deferred tax assets                 $       -  $       -

       Since the Company has been in a developmental stage, it has not yet generated any income subject to income taxes. Losses carried forward of $1,011,394, which will expire if not utilized against future taxable income, are as follows:

      2001       2003      2004       2005       2006       2007

    $    -    $ 212,110  $ 131,716  $ 275,566 $ 352,900  $  39,102

       The Company also has a scientific research and expenditure pool balance of $191,474 which can also be used to reduce future taxable income. There is no expiry date on this future tax benefit. The company has provided for amortization of its capital assets in excess of capital cost allowances claimed for income tax purposes of $306,675 (1999 - $276,851). This excess is available to reduce taxable income of future years.

       The  Company  has available investment tax  credits  which will  reduce future federal income taxes by $11,204  (1999
       - $7,575).

       None of the above future benefits have been recorded in the financial statements since they are dependent upon future income.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

13.  ADDITIONAL INFORMATION TO THE STATEMENT OF CASH FLOWS

       During   the  year,  Transform  Pack  Inc.  issued  30,000
       preferred shares to the Province of New Brunswick as repayment for $300,000 of outstanding loans.

                                               2000         1999

    Interest paid                    $       38,059$       46,893


14.  COMMITMENTS

       As at May 31, 2000, the Company had commitments under operating leases for premises, maturing at various dates.
       Rent  expense  in  2000 totalled $44,064 ($nil  in  1999).
       Future minimum lease payments are as follows:

                  2001             $44,064
                  2002             $44,064
                  2003             $44,064
                  2004             $36,720

       During the year, the Company entered into a contract wherein the Company has agreed to pay $25,000 US for four consecutive months for marketing services, if and/or when, the company is successful in completing its second issuance of shares worth $1,000,000 US.


15.  FINANCIAL INSTRUMENTS

   a)Fair value of financial instruments

        The book values of the financial assets and liabilities of the Company approximate their estimated fair values as at May 31, 2000 and 1999 because of either the short maturity of these instruments or their relationship with floating interest rates.

        The   fair  value  of  shareholder  advances  cannot   be
        determined   as  they  do  not  include  any   terms   of
        repayment.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2000 AND 1999 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2000

                      (in Canadian dollars)

15.  FINANCIAL INSTRUMENTS (continued)

   b)Credit risk concentration

        Credit risk concentration exists due to the small number of customers that make up the majority of trade accounts. The balance for one customer accounts for approximately 70% of the Company's accounts receivable (another customer for approximately 79% in 1999).

   c)Interest rate risk

        The  Company  is  exposed  to  market  risk  related   to
        fluctuations  in  interest rates on long-term  debt.   It
        currently does not hold any financial instruments that might mitigate this risk.


16.  REVENUE FROM MAIN CUSTOMERS

       In 2000, approximately 56% (59% in 1999) of the Company's total revenue is derived from one customer (another customer in 1999).

                TRANSFORM PACK INTERNATIONAL INC.
                   (Formerly Cybernetics Inc.)
                  (a development stage company)

           UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                      (in Canadian dollars)

                         August 31, 2000


                  Index to Financial Statements

                                                                Page

Consolidated Balance Sheets - August 31, 2000 and 1999            50
Consolidated Statements Of Operations
  Quarters Ended August 31, 2000 And 1999 And The Period From 51 October 31, 1994 (Date Of Incorporation) To August 31, 2000
Consolidated Statement Of Cash Flows
  Quarters Ended August 31, 2000 And 1999 And The Period From 52 October 31, 1994 (Date Of Incorporation) To August 31, 2000
Notes to Consolidated Financial Statements                        53

TRANSFORM PACK INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(in Canadian dollars)
(Unaudited)

                                            August 31       May 31
                                               2000         2000


        ASSETS
Current
   Cash and cash equivalents                  $       0 $    170,933
   Accounts receivable (Note 3)                 167,329      180,470
   Inventory                                    128,388      127,309
   Prepaid Expense                                  988        2,729

                                                296,705      481,441
Capital assets (Note 4)                         511,862      526,651
Investment in affiliate (Note 5)                  2,000        2,000

                                             $  810,567 $  1,010,092

     LIABILITIES
Current
   Bank indebtedness (Note 6)                $   345,306 $    313,500
   Accounts payable (Note 7)                     238,425      226,763
   Current portion of long-term debt (Note 8)     71,195       94,927
   Current portion of redeemable preferred
   shares (Note 9)                                60,000       60,000

                                                 714,926      695,190
Long-term debt (Note 8)                          463,942      468,997
Non-controlling interest in preferred equity     506,250      506,250
  of a subsidiary (Note 9)
Due to shareholders                              127,077      127,077


                                               1,812,195    1,797,514

         SHAREHOLDERS' DEFICIENCY

Share capital
                                               1,139,847    1,139,847
Deficit accumulated during the development
   stage                                      (2,141,475)  (1,927,269)


                                              (1,001,628)    (787,422)

                                              $  810,567  $ 1,010,092

TRANSFORM PACK INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in Canadian dollars)
(Unaudited)

                                                             Period from Oct.
                                      Quarter      Quarter    31/94 (date of
                                       Ended        Ended    incorporation to
                                     August 31    August 31      August 31
                                       2000          1999           2000


Revenue                            $    15,962  $     55,476  $   858,894

Cost of sales                           28,586        43,927      468,431
Selling, general and                   155,524        61,547    1,892,872
administrative expenses
Research and development expense        40,610        19,335      729,123
Interest expense - long-term             3,869         3,197       62,822
                 - other                 1,579         2,401       85,164
Other expenses (income)                      -             -     (238,043)

                                       230,168       130,407    3,000,369

   Net loss                        $  (214,206)  $   (74,931) $(2,141,475)

Basic net loss per share           $     (0.02)  $     (0.01)

Weighted average number of common
shares outstanding                  10,910,957     7,000,000

TRANSFORM PACK INTERNATIONAL INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in Canadian dollars)
(Unaudited)

                                                                        Period from Oct.
                                                    Quarter    Quarter   31/94 (date of
                                                     Ended      Ended   incorporation to
                                                   August 31  August 31      August 31
                                                     2000        1999          2000
Net inflow (outflow) of cash and cash
equivalents related to the following activities:

Operating
   Net loss
                                                 $  (214,206) $ (74,931)  $(2,141,475)
   Items not affecting cash
       Amortization                                   20,993     20,492       332,802
       Fair value of stock  options granted to
         non-employees                                     -          -        24,349

   Changes in non-cash working captial items
       Accounts receivable                            13,142     (3,127)     (167,328)
       Inventory                                      (1,079)   (21,972)      (128,388)
       Prepaid expenses                                1,741          -          (988)
       Accounts payable                               11,661     54,421       231,208


                                                    (167,748)   (25,117)   (1,849,820)

Financing
   Proceeds on long-term debt                              -          -     1,076,955.00
   Repayment of long-term debt                      (241,816)                                                    (28,787)  (10,014)
   Due to related parties                                  -          -       127,077
   Proceeds from (repayment of)bank indebtedness      31,806     16,103       345,306

                                                       3,019      6,089     1,307,522

Investing
   Proceeds from issuance of capital stock                 -          -     1,388,965
   Acquisition of capital assets, net of
     government assistance relieved                   (6,204)         -      (851,667)
   Proceeds on disposal of capital assets                  -          -         5,000

                                                      (6,204)         -       542,298

Net outflow of cash and cash equivalents            (170,933)         -             -
Cash and cash equivalents, beginning of period       170,933          -             -

Cash and cash equivalents, end of period          $        -  $       -  $          -

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         AUGUST 31, 2000

                      (in Canadian dollars)

                           (Unaudited)

1.  BASIS OF PRESENTATION (continued)

    Management's Plans

    As shown in the consolidated financial statements, the Company has incurred losses from operations of $74,931 and $214,206 for the quarter ended August 31, 1999 and the quarter ended August 31, 2000, and a net shareholders' deficiency in assets at year-end and the end of the first quarter. Since its inception, the Company has devoted substantially all of its efforts to developing the products, obtaining financing, assessing market demand, and obtaining customers. The success of the Company's operations and, ultimately, the attainment of profitable operations are dependent on achieving a level of sales adequate to support the Company's cost structure.

    The Company intends to increase sales through market penetration strategies designed to introduce the products to numerous North American and European customers. The Company is currently working on obtaining additional funding which will satisfy its working capital needs and allow the Company to increase its production.

    These unaudited financial statements for the three months ended August 31, 2000 and 1999 reflect all adjustments, consisting of only normal and recurring items, which are, in the opinion of management, necessary to present a fair statement of the results for the interim periods. The operating results for the three months ended August 31, 2000 are not necessarily indicative of the results of operations for the entire year.


2.ACCOUNTING POLICIES

    The financial statements have been prepared in accordance with accounting principles generally accepted in the United
    States of America and include the following significant accounting policies:

   a)Government Assistance

       Government assistance received as a reimbursement of a capital cost acquisition is recorded as a reduction of the capital cost and is amortized on the same basis as the asset. Contributions received for the development of the technology of spice sheets is recorded as a reduction of the related research and development expense.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         AUGUST 31, 2000

                      (in Canadian dollars)

                           (Unaudited)

2.ACCOUNTING POLICIES (continued)

   b)Inventory

       Inventory consists only of raw materials and is recorded at the lower of cost (on a first-in, first-out basis) and net realizable value.

   c)Capital Assets

       Capital assets are recorded at cost less government assistance. Amortization is computed using the following rates and methods:

      Machinery and equipment             10 years straight-line
      Leasehold improvement                5 years straight-line
      Office  furniture  and  equipment   20%  declining-balance
      Lab equipment                       20% declining-balance
      Patents                             10 years straight-line

   d)Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates.

   e)Research and Development

       Research and development costs are charged to expenses when incurred.

    f)  Income Taxes

        Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on currently enacted tax laws and rates in accordance with SFAS No. 109, Accounting for Income Taxes. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of such assets will not be realized.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         AUGUST 31, 2000

                      (in Canadian dollars)

                           (Unaudited)

2. ACCOUNTING POLICIES (continued)

   g)  Comprehensive Income

        The Company has adopted SFAS 130, "Reporting Comprehensive Income". There are no differences between the Company's net earnings as reported and its comprehensive income as defined by SFAS 130. Accordingly, a separate statement of comprehensive income has not been presented.

   h)  Cash and Cash Equivalents

        The Company considers investments in highly-liquid investment instruments with maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value. Cash equivalents consist principally of investments in certificates of deposit with financial institutions.

   i)  Derivative Instruments and Hedging Activities

        In June 2000, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", which will be effective for the Company's 2002 fiscal year. Under the new standard, companies will be required to record derivatives on the balance sheet as assets or liabilities measured at fair value. Management has determined that the impact of applying SFAS 133 is not material.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         AUGUST 31, 2000

                      (in Canadian dollars)

                           (Unaudited)

   j) Basic and Diluted Net Loss per Share

       The following table sets forth the computation of loss per share:

                               Quarter  ended  Quarter Ended  Six Months   Six Months
                                                                Ended        Ended
                                November 30,   November 30   November 30,  November 30,
                                  2000            1999           2000          1999
     Numerator:

     Net   Loss                  $ (343,013) $     (626)   $  (550,711) $   (75,557)




     Denominator:

     Reflects the common
       shares issued to effect
       the reverse acquisition
       of Transform Pack Inc
       (Note  1)                               7,000,000                  7,000,000

     Weighted average number
       of shares outstanding
       during the period          10,910,957                 10,910,957



     Loss per share              $     (0.03) $    (0.00)    $    (0.05)  $  (0.01)


        Diluted loss per share has not been presented as it would be anti-dilutive for each period presented.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         AUGUST 31, 2000

                      (in Canadian dollars)

                           (Unaudited)


2. ACCOUNTING POLICIES (continued)

   k)Revenue Recognition

       The company recognizes revenue from spice sheet sales after a purchase order has been received, the sheets have been completed and shipped to the customer in accordance with terms agreed to. Terms of shipping are generally FOB Transform Pack's plant in Moncton, New Brunswick.



3.ACCOUNTS RECEIVABLE

                                          August 31       May 31
                                               2000         2000

   Accounts receivable - trade         $    192,905   $  186,836
   Allowance for doubtful accounts          (25,600)     (23,600)
   Sales tax receivable                          24       17,234

                                       $    167,329   $  180,470

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         AUGUST 31, 2000

                      (in Canadian dollars)

                           (Unaudited)

4.CAPITAL ASSETS

                                                            Net Book Value
                                      May 31  Accumulated  August 31   May 31
                                       Cost   Amortization   2000      2000

   Machinery and equipment         $  704,076  $ 246,842  $ 457,234 $ 469,076
   Leasehold improvements              51,802     32,539     17,263    19,780
   Office  furniture and equipment     62,492     39,869     24,623    23,554
   Lab equipment                       23,718     13,777      9,941    11,127
   Patents                             60,414     26,390     34,024    35,860

                                      902,502    359,417    543,085   559,397
   Government assistance              (64,972)   (33,749)   (31,223)  (32,746)

                                   $  837,530  $ 325,668  $ 511,862 $ 526,651


5.INVESTMENT IN AFFILIATE

    Transform  Pack  Inc. owns 10,000 shares  of  Transform  Pack
    GmbH Europe which represents a 2% ownership of the total common shares issued. This investment has been accounted for at cost.


6.BANK INDEBTEDNESS

   Transform Pack Inc. has an approved line of credit of $298,500 bearing interest at prime (7.5% at August 31, 2000) plus 1 1/8%, which is guaranteed by certain shareholders of
   the  Company.   At August 31, 2000, the full  amount  of  this
   line of credit had been drawn. The company also has $207,000 in approved line of credit facilities, bearing interest at rates between prime (7.5% at August 31, 2000) plus 1 1/2% and prime (7.5% at August 31, 2000) plus 2%, secured by general assignment of book debts, inventory and a guarantee from the
   Province  of  New  Brunswick in the amount  of  $132,000.   At
   August 31, 2000, $35,000 had been drawn under this facility.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         AUGUST 31, 2000

                      (in Canadian dollars)

                           (Unaudited)

7.ACCOUNTS PAYABLE

                                      August 31      May 31
                                         2000         2000

   Accounts payable - trade          $  186,894  $  174,254
   Payroll deductions payable             9,137       2,207
   Advances from customer                     -           -
   Accrued liabilities                   42,394      50,302

                                     $  238,425  $  226,763


8.LONG-TERM DEBT

                                                           August 31     May 31
                                                             2000         2000

   Bank loan, repayable in monthly principal payments of
   $1,167 plus interest at prime (7.5% at August 31, 2000)
   plus 1.75%, through the Small Business Loan Act,
   secured by a chattel mortgage on a specific piece of
   equipment.                                              $   8,248   $  10,591

   Bank loan, repayable in monthly principal payments
   of $1,667 plus interest at prime (7.5% at August 31,
   2000) plus 1.75%, through the Small Business Loan
   Act, secured by a chattel mortgage on specific machinery
   and equipment.                                            103,333     108,333

   ACOA loan, repayable in 82 consecutive monthly
   installments of $5,361, followed by one final installment
   of $5,398 commencing June 1, 2000, non-interest
   bearing.  As at May 31, 2000, all of the $445,000
   approved contribution has been disbursed by ACOA.        423,556      445,000

                                                            535,137      563,924
   Less:  Current portion                                    71,195       94,927

                                                          $ 463,942   $  468,997

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         AUGUST 31, 2000

                      (in Canadian dollars)

                           (Unaudited)

9.  REDEEMABLE PREFERRED SHARES OF TRANSFORM PACK INC.

   Authorized:
     Class A preferred shares, $10 par value, non-voting, non-cumulative 10% dividend rate, redeemable at par, unlimited number

                                                     Quarter Ended  Year Ended
                                                        August 31     May 31
                                                          2000         2000

   Issued:
     56,625 (1999 - 26,525) Class A preferred shares  $  566,250  $  566,250
       Current portion                                   (60,000)    (60,000)

                                                      $  506,250  $  506,250

   The  Province  of  New  Brunswick  received  30,000  Class   A
   preferred shares during the year ended May 31, 2000 for $300,000. The proceeds were the conversion of the Province of New Brunswick loans. Transform Pack Inc. has agreed to redeem no less than 20% of the $300,000 of preferred shares issued to the Province of New Brunswick on August 31 of each year, commencing on August 31, 2000 and ending on August 31, 2002, at which time all remaining preferred shares shall be redeemed.

   On  January 28, 2000, after the transaction described in  Note
   1, Transform Pack Inc. became a subsidiary of the Company and, as a result, its preferred equity is presented as non-controlling interest in a subsidiary.


11.  DUE TO SHAREHOLDERS

    The amount due to shareholders is interest-free with no fixed terms of repayment.